Exhibit 99.1

Itamar™ Medical Announces Third Quarter Preliminary Revenue Results and Reinstates Revenue

Guidance for Full Year 2020

Q3 Total Revenue Results of $10.7M to $11.0M, reflecting growth of 32%-36%

Q3 U.S. WatchPAT Revenue Results of $8.6M to $8.9M, reflecting growth of 51%-56%

Full Year 2020 Revenue Guidance of $39.5M to $40.5M

CAESAREA, Israel, October 13, 2020 -- Itamar Medical Ltd. (Nasdaq: ITMR) (TASE: ITMR), a leading medical device and digital health company focused on the diagnosis of sleep apnea and other respiratory sleep disorders, today reported preliminary unaudited revenue results for the third quarter 2020 and announced revenue guidance for the full year 2020.

Preliminary Third Quarter 2020 Revenue

•	Total revenue for the third quarter of 2020 is expected to be $10.7 million to $11.0 million, an increase of 32% to 36% compared to $ 8.1 million in the same quarter in 2019
•	U.S. WatchPAT revenue for the third quarter of 2020 is expected to be $8.6 million to $8.9 million, an increase of 51% to 56% compared to $5.7 million in the same quarter in 2019

“I am proud of the Itamar team for their hard work as we remain steadfast in our mission to support customers and the patients they serve. Importantly, the fundamentals of our business are strong, and we continue to invest in critical activities to expand awareness and accelerate growth with special focus on the cardiovascular and digital health sectors," said Gilad Glick, President and Chief Executive Officer of Itamar Medical. "I'm especially encouraged by the recognition our fully disposable Home Sleep Apnea Test is gaining, which substantially improves our long-term market expansion potential. It has become clear in this present healthcare environment that home-based testing is crucial to the diagnosis and treatment of sleep apnea, which affects approximately 54 million patients in the US and 1 billion people worldwide.”

Full Year 2020 Revenue Guidance

On April 13, 2020, Itamar Medical withdrew its full year 2020 revenue guidance due to the then prevailing global market environment and uncertainties resulting from the COVID-19 outbreak. The Company is reinstating its full year 2020 revenue guidance to a range of $39.5 million to $40.5 million, reflecting growth of approximately 26% to 29% over full year 2019 revenue of $31.3 million and growth of 30% to 34%, excluding a one-time $1 million sale in 2019 to Kaiser Permanente.

The Company expects to issue full third quarter 2020 financial results in mid-November.

The expected financial results discussed in this press release are preliminary and represent the most current information available to the Company’s management, as financial closing procedures for the quarter ended September 30, 2020 are not yet complete. These estimates are not a comprehensive statement of the Company’s financial results for the quarter ended September 30, 2020 and actual results may differ materially from these estimates as a result of the completion of normal quarter-end accounting procedures and adjustments.

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About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the US, Japan, and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our expected revenue for the third quarter of 2020 or the expected revenues for the full year 2020, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by us in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including our latest Annual Report on Form 20-F which is on file with the SEC and the ISA. Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo or Caroline Paul

Gilmartin Group

Phone: +1-415-937-5412

investors@itamar-medical.com

Itamar Medical Company Contact

Itamar Medical Ltd.

Shy Basson

Chief Financial Officer

Phone: +972-4-617-7700

bshy@itamar-medical.com

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